SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9/A

Solicitation/Recommendation Statement under Section 14(d)(4) of the

Securities Exchange Act of 1934

(Amendment No. 7)

ACTEL CORPORATION

(Name of Subject Company)

ACTEL CORPORATION

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

004934105

(CUSIP Number of Class of Securities)

John C. East

President and Chief Executive Officer

Actel Corporation

2061 Stierlin Court

Mountain View, California 94043-4655

(650) 318-4200

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

With copies to:

Robert P. Latta, Esq. Julia Reigel, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304 (650) 493-9300	Robert T. Ishii, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation One Market Street Spear Tower, Suite 3300 San Francisco, California 94105 (415) 947-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 7 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on October 4, 2010, as amended by Amendment No. 1 thereto filed with the SEC on October 4, 2010, as amended by Amendment No. 2 thereto filed with the SEC on October 5, 2010, as amended by Amendment No. 3 thereto filed with the SEC on October 8, 2010, as amended by Amendment No. 4 thereto filed with the SEC on October 12, 2010, as amended by Amendment No. 5 thereto filed with the SEC on October 18, 2010 and as amended by Amendment No. 6 thereto filed with the SEC on October 21, 2010 (as the same may further be amended or supplemented from time to time, the “Schedule 14D-9”) by Actel Corporation, a California corporation (“Actel”), relating to the tender offer by Artful Acquisition Corporation, a California corporation (“Purchaser”) and a wholly owned subsidiary of Microsemi Corporation, a Delaware corporation (“Parent” or “Microsemi”), disclosed in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as may be amended or supplemented from time to time, the “Schedule TO”), filed by Purchaser and Microsemi with the SEC on October 4, 2010, as amended by Amendment No. 1 thereto filed with the SEC on October 12, 2010 and as amended by Amendment No. 2 thereto filed with the SEC on October 18, 2010 and pursuant to which Purchaser is offering to purchase all outstanding shares of the common stock, $0.001 par value per share, together with the associated preferred stock purchase rights of Actel (which rights together with the shares of common stock are hereinafter collectively referred to as the “Shares”), or such reduced amount of Shares as described therein, at a price of $20.88 per Share, net to the seller in cash without interest and less any required withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 4, 2010 (the “Offer to Purchase”), and the related Letter of Transmittal that accompanied the Offer to Purchase (the “Letter of Transmittal” and, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). The Offer to Purchase and the Letter of Transmittal filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively. Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

All information in the Schedule 14D-9 is incorporated into this Amendment No. 7 by reference, except that such information is hereby amended to the extent specifically provided herein.

This Amendment No. 7 is being filed to reflect certain updates as reflected below.

Item 8.	Additional Information.

(a) The subsection captioned “Antitrust” under Item 8 of the Schedule 14D-9 is hereby amended by adding at the end thereof the following:

At 11:59 p.m. on October 25, 2010, the mandatory waiting period under the HSR Act applicable to the Offer expired (the “Waiting Period Expiration Date”). Accordingly, the condition to the Offer relating to the expiration or termination of the waiting period under the HSR Act has been satisfied. The Offer continues to be conditioned upon other conditions described in the Offer to Purchase and the related Letter of Transmittal. The Merger will not require an additional filing under the HSR Act if Purchaser owns at least 50 percent of the outstanding Shares at the time of the Merger or if the Merger occurs within one year after the Waiting Period Expiration Date.

(b) Item 8 is hereby amended and supplemented by adding the following immediately before the subheading entitled “Cautionary Note Regarding Forward-Looking Statements”:

Financial Forecasts. Actel does not as a matter of course make public projections as to future performance or earnings and is especially wary of making projections for extended periods due to the significant unpredictability of the underlying assumptions and estimates. However, in connection with Microsemi’s due diligence review, we provided to Microsemi certain financial forecasts concerning Actel for fiscal years 2010 through 2015. Actel’s financial forecasts for these fiscal years were reviewed with the Actel Board and were provided to Goldman Sachs in connection with its role as our financial advisor. These forecasts, which form a part of the Forecasts described previously in the section entitled “Opinion of Actel’s Financial Advisor” beginning on page 24, were then used by Goldman Sachs in connection with its financial analysis of the transaction.

These financial forecasts were prepared solely for internal use and were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or generally accepted accounting principles. Neither our independent registered public accounting firm, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the financial forecasts included below, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and they assume no responsibility for, and disclaim any association with, the financial forecasts.

These financial forecasts reflect numerous estimates and assumptions made with respect to industry performance, general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to our business, all of which are difficult to predict and many of which are beyond our control. These financial forecasts are subjective in many respects and thus are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. As such, these financial forecasts constitute forward-looking statements and are subject to risks and uncertainties that could cause actual results to differ materially from the results forecasted in such financial forecasts, including, but not limited to, our performance, the marketplace for our products, industry performance, general business and economic conditions, customer requirements, competition, our ability to successfully manage costs in the future, adverse changes in applicable laws, regulations or rules and other risks and uncertainties described in reports filed with the SEC. See also “Cautionary Note Regarding Forwarding-Looking Statements” below.

There can be no assurance that the financial forecasts will be realized or that actual results will not be significantly higher or lower than projected. These financial forecasts cover multiple years and such information by its nature becomes less reliable with each successive year. In addition, these financial forecasts will be affected by our ability to achieve strategic goals, objectives and targets over the applicable periods. The assumptions upon which these financial forecasts were based necessarily involve judgments with respect to, among other things, future economic, competitive and regulatory conditions and financial market conditions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. These financial forecasts also reflect assumptions as to certain business decisions that are subject to change. These financial forecasts cannot, therefore, be considered a guaranty of future operating results, and this information should not be relied on as such. The inclusion of this information should not be regarded as an indication that we, Microsemi, Purchaser, any of our or their respective financial advisors or anyone who received this information then considered, or now considers, it a reliable prediction of future events, and this information should not be relied upon as such. None of us, Microsemi, Purchaser, any of our or their respective affiliates or any other person assumes any responsibility for the validity, reasonableness, accuracy or completeness of the projections described below. None of us, Microsemi, Purchaser, any of our or their respective financial advisors or any of our or their respective affiliates intends to, and each of them disclaims any obligation to, update, revise or correct such projections if they are or become inaccurate (even in the short term).

These financial forecasts do not take into account any circumstances or events occurring after the date they were prepared, including the October 4, 2010 announcement of the pending acquisition of Actel by Microsemi and Purchaser pursuant to the Offer and the Merger or subsequent integration activities. For instance, there can be no assurance that the announcement of the Offer and the Merger will not cause our customers to delay or cancel purchases of our products or services pending the consummation of the Offer and the Merger or the clarification of Microsemi’s intentions with respect to the conduct of our business thereafter. Any such delay or cancellation of customer sales is likely to adversely affect our ability to achieve the results reflected in such financial projections. Further, the financial projections do not take into account the effect of any failure to occur of the Offer or the Merger and should not be viewed as accurate or continuing in that context.

The inclusion of these financial forecasts should not be deemed an admission or representation by us, Microsemi or Purchaser with respect to the financial forecasts or that the financial forecasts are viewed by us, Microsemi or Purchaser as material information of Actel, and in fact we view the financial forecasts as non-material because of the inherent risks and uncertainties associated with such long range forecasts.

These financial forecasts are not being included in this Information Statement to influence your decision whether to tender your shares in the Offer, but because these financial forecasts were made available by us to Microsemi and our financial advisor, Goldman Sachs. The information from these financial forecasts should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding Actel contained elsewhere in this Information Statement, the Offer to Purchase and our public filings with the SEC.

In light of the foregoing factors and the uncertainties inherent in our projections, stockholders are cautioned not to place undue, if any, reliance on the projections included in this Statement.

A summary of these financial forecasts concerning Actel for fiscal years 2010 through 2015 is provided in the table below:

	Fiscal Year
	2010	2011	2012	2013	2014	2015
	(In millions, except per share amounts)
Revenue	$234	$238	$255	$273	$300	$331
Adjusted EBITDA (non-GAAP)	$56	$64	$70	$77	$88	$100
Adjusted Net Income (non-GAAP)	$32	$39	$42	$48	$58	$68
Adjusted Earnings Per Share (non-GAAP)	$1.23	$1.44	$1.52	$1.71	$1.99	$2.30

The information set forth in the table provides readers financial measures calculated using generally accepted accounting principles (“GAAP”) and other measures which are derived from GAAP (“Non-GAAP Financial Measures”). These Non-GAAP Financial Measures are not in accordance with, or an alternative for, GAAP and may be different from non-GAAP financial measures used by other companies. Actel provides these Non-GAAP Financial Measures to enhance the user’s overall understanding of our operating performance. Actel believes that the presentation of these Non-GAAP Financial Measures, when shown in conjunction with the corresponding GAAP measures, provides useful information to both management and investors regarding financial and business trends relating to Actel’s financial condition and results of operations, particularly by excluding certain expense and income items that we believe are not indicative of our core operating results. Actel believes these Non-GAAP Financial Measures are useful to investors in allowing for greater transparency with respect to supplemental information used by our management in its financial and operational decision making. The Non-GAAP Financial Measures included in the table are the following:

•

Adjusted EBITDA represents earnings before interest, taxes, and depreciation and amortization as adjusted for stock-based compensation expense and the utilization of net operating losses. We believe that Adjusted EBITDA provides useful information to investors because it is an indicator of the strength and performance of our ongoing business operations, including our ability to fund discretionary spending such as capital expenditures and other investments. While depreciation and amortization are considered operating costs under GAAP, these expenses primarily represent non-cash current period costs associated with the use of long-lived tangible and intangible assets. Adjusted EBITDA is commonly used as a basis for investors and analysts to evaluate and compare the periodic and future operating performance and value of companies within our industry.

•

Adjusted Net Income (and, correspondingly, Adjusted Earnings Per Share) represents net income as adjusted for stock-based compensation expense and the utilization of net operating losses. We believe that Adjusted Net Income and Adjusted Earnings Per Share provide useful information to investors because they are an indicator of the strength and performance of our ongoing business operations, particularly by excluding certain expense items that we believe are not indicative of our core operating results. Adjusted Net Income and Adjusted Earnings Per Share are commonly used as a basis for investors and analysts to evaluate and compare the periodic and future operating performance and value of companies within our industry.

Set forth below are reconciliations of Adjusted EBITDA, Adjusted Net Income and Adjusted Earnings Per Share to the most comparable GAAP financial measures based on the financial forecasts provided by Actel to Microsemi and Goldman Sachs (totals may not add due to rounding):

	Fiscal Year
	2010	2011	2012	2013	2014	2015
	(In millions)
Adjusted EBITDA (non-GAAP)	$56	$64	$70	$77	$88	$100
Net Interest Expense	$2	$4	$6	$8	$12	$16
Depreciation and Amortization	$(12)	$(12)	$(11)	$(11)	$(11)	$(11)
Stock-Based Compensation Expense	$(7)	$(6)	$(7)	$(7)	$(9)	$(10)
Provision for Income Taxes	$(12)	$(15)	$(20)	$(23)	$(28)	$(33)
Utilization of NOLs	$11	$12	$—	$—	$—	$—
Net Income	$39	$47	$38	$43	$52	$62

	Fiscal Year
	2010	2011	2012	2013	2014	2015
	(In millions, except per share amounts)
Adjusted Net Income (non-GAAP)	$32	$39	$42	$48	$58	$68
Stock-Based Compensation Expense	$(7)	$(6)	$(7)	$(7)	$(9)	$(10)
Provision for Income Taxes	$2	$2	$2	$3	$3	$3
Utilization of NOLs	$11	$12	$—	$—	$—	$—
Net Income	$39	$47	$38	$43	$52	$62
Earnings Per Share	$1.47	$1.74	$1.37	$1.54	$1.80	$2.08

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ACTEL CORPORATION

Date: October 26, 2010	By:	/S/ JOHN C. EAST

John C. East President and Chief Executive Officer